Exhibit 99.1

Bragg Gaming Group Announces Cyber Security Incident

TORONTO--(BUSINESS WIRE)--Bragg Gaming Group (BRAG:CA) (“Bragg” or the “Company”), a leading content and technology provider to the online gaming industry, today announced the Company learned of a cybersecurity incident early Saturday morning, August 16, 2025, CEST time.

Bragg has taken immediate steps to mitigate any potential impact. Additional independent cybersecurity experts have been retained to assist the Company in dealing with the matter in accordance with industry best practices.

Based on preliminary investigations, the Company believes that the data breach was limited to Bragg’s internal computer environment. At the present time, there is no indication that any personal information was affected. Additionally, the breach has had no impact on the ability of the Company to continue its operations, nor has it been restricted from accessing any data that has been subject to the breach.

Bragg is committed to data safety, is taking the matter very seriously and asks its customers and partners for their patience as it seeks to remediate the situation.

The latest information regarding the incident will be made available on bragg.group and updated as further developments occur.

Cautionary Statement Regarding Forward-Looking Information

This news release contains forward-looking statements or “forward-looking information” within the meaning of applicable Canadian securities laws (“forward-looking statements”), including, without limitation, statements with respect to the following: the Company’s plans to address the cyber security incident and its expected impact on Bragg’s operations and the safety and security of its customers and partners data. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and allowing readers to get a better understanding of the Company’s anticipated financial position, results of operations, and operating environment. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or describes a “goal”, or variation of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

All forward-looking statements contained in this news release reflect the Company’s beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. All of the Company’s forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions listed below. Although the Company believes that these assumptions are reasonable, this list is not exhaustive of factors that may affect any of the forward-looking statements. Specifically, the forward-looking statements herein are subject to the risk that the investigation of the cyber security breach is in its initial stages so the assessment of the potential impact could change over time as more information gathered.

Forward-looking information, by its very nature, is subject to numerous risks and uncertainties and is based on several assumptions which give rise to the possibility that actual results could differ materially from the Company’s expectations expressed in or implied by such forward-looking information and no assurance can be given that any events anticipated by the forward-looking information will transpire or occur, including but not limited to the timing for the investigation and recovery process, the impact on Bragg’s business operations, future plans, activities, objectives, operations, strategy, business outlook and financial performance and condition of the Company.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise, except in accordance with applicable securities laws.

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is an iGaming content and turnkey technology solutions provider serving online and land-based gaming operators with its proprietary and exclusive content, and cutting-edge technology. Bragg Studios offer high-performing and passionately crafted casino game titles using the latest in data-driven insights from in-house brands including Wild Streak Gaming, Atomic Slot Lab and Indigo Magic. Its proprietary content portfolio is complemented by a cross section of exclusive titles from carefully selected studio partners under the Powered By Bragg program. Games built on Bragg’s remote games server (Bragg RGS) technology are distributed via the Bragg Hub content delivery platform and are available exclusively to Bragg customers. Bragg’s flexible, modern, omnichannel Player Account Management (PAM) platform powers multiple leading iCasino and sportsbook brands and at all points is supported by expert in-house managed, operational, and marketing services. Content delivered via the Bragg Hub either exclusively or from the Bragg aggregated games portfolio is managed from a single back-office which is supported by powerful data analytics tools, and Bragg’s award-winning FuzeTM player engagement toolset. Bragg is licensed, certified, approved and operational in many regulated iCasino markets globally, including the U.S., Canada, Brazil, United Kingdom, Italy, the Netherlands, Germany, Sweden, Spain, Malta and Colombia.

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Contacts

Company Contacts

Robert Bressler, Chief Financial Officer, Bragg Gaming Group
+1 647-480-1591
investors@bragg.group

James Carbonara, Hayden IR
(646)-755-7412
james@haydenir.com